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                                  EXHIBIT 99.1
                                  ------------

[LOGO OF ILOG]

            ILOG Reports Fourth Quarter and Fiscal Year 2001 Results

PARIS, France -- July 31, 2001 -- ILOG(R) (NASDAQ: ILOG; NM France: SICOVAM:
006673), the world's leading provider of software components, today reported revenues of $21.1 million and income from operations of $0.8 million for the fourth quarter of fiscal year 2001, ended June 30, 2001. This compares to $20.9 million and $1.8 million, respectively, in the prior year's fourth quarter. Earnings per share (diluted) for the quarter were $0.04, compared to $0.10 in the previous year.

Results for the 2001 fiscal year include revenues of $79.2 million and income from operations of $0.7 million. This compares to $71.3 million and $1.0 million, respectively, for the prior year. Earnings per share for fiscal 2001 were $0.05 on 17.5 million shares, compared with $0.07 on 17.9 million shares in the prior fiscal year.

"Customers continue to value our products, even in this market downturn," said Pierre Haren, president and CEO of ILOG. "Business increased this quarter in the finance, transportation and e-government markets. For example, several large ILOG customers such as United Airlines, Sabre Group and VISA made additional purchases this quarter, while we've also seen an influx of new smaller customers. Weakness in the telecommunications market and in some parts of our value chain business caused some lowered royalty payments, order delays and reductions in the initial size of contracts in those sectors as certain customers adopted temporary cost-saving measures."

Added Haren: "Even with these market conditions, our overall competitive position has improved. Our diversified business model - balanced between ISVs and corporations, and across market sectors, product lines and geographies -helps us weather challenging periods. In short, we're well equipped for the future."

ILOG's ISV portfolio grew to new levels during the quarter as the company captured design wins with a record 33 new ISV partners, bringing the total to more than 300. Newcomers include: Murex, a vendor in the financial services market; NetDecide and Bowstreet, offering e-business solutions; and Inter Design Technology, a Japanese supplier of design automation products.

Strong Demand Continues for ILOG Business Rule Engines

The company reported there is strong demand for its business rule engine products. ILOG JRules(TM), in particular, attracted close to 200 new customers during the fiscal year, making this ILOG's fastest-growing product line ever, with a total revenue growth rate of more than 90% year over year. For example, Sun Microsystems is looking to ILOG JRules to provide new capabilities for its Solstice Enterprise Manager software, while some major ISVs are turning to ILOG's rule engines to achieve industry-leading performance.

During the fourth quarter, ILOG unveiled a new release of ILOG JRules that exploits the eXtensible Markup Language (XML) to a greater degree than any competing business rule product. "XML is the underlying protocol for web services, an emerging paradigm for application deployment over the web that leverages software components," explained Jean-

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Francois Abramatic, senior vice president of R&D at ILOG. "Our support of important standards like XML, our leadership in software components and the high functionality of our business rules and other products will create opportunities for ILOG in the coming web services wave."

New Products, Markets

In addition to the new release of ILOG JRules, ILOG rolled out other key Java products during the quarter. These include a new Java-compatible version of its OPL Studio(TM) rapid optimization application development environment, a new release of its ILOG JViews(TM) interactive visualization suite that includes pre-built 2D libraries for workflow applications, and an innovative pure Java product/service configuration engine called ILOG JConfigurator(TM).

ILOG had other successes during the quarter, such as penetration into exciting new markets like interactive television, exemplified by a recent deal with a leading satellite TV provider. Progress was also made in the workflow/business process management area. And Novient, a player in the service process optimization market, recently announced its commitment to ILOG technology.

Business Outlook

The company expects the current softness in the telecommunications market to continue until the end of 2001, along with continued variability in the supply chain sector. However, the revenue increase in financial services should continue and contribute to ILOG's growth. These trends, combined with ongoing cost containment measures, should enable the company to increase its revenues and improve profitability during the new fiscal year. For the first quarter of fiscal 2002 (ending September 30, 2001), the company expects a 20% growth in revenues over the prior year's first quarter and a reduction in the loss per share.

"We believe our long-term prospects are good," said Haren. "The increasing number of ISVs embedding our components validates our business model, while each new design win holds the promise of a future royalty stream that can fuel our growthgoing forward."

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4:00 Central European Time to discuss the contents of this release and the outlook for fiscal 2002. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor/ or contact Taylor Rafferty Associates.
---------------------------------------

About ILOG

ILOG is the world's leading supplier of C++ and Java software components. ILOG's embeddable optimization, visualization and business rules software components dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. In addition to optimization applications -- where the company enjoys significant market share -- ILOG is playing an active role in the emergence of the e-business software components market. ILOG is dually headquartered in Paris, France, and Mountain View, California. Visit http://www.ilog.com for
                                                    -------------------
additional information.

Results and Press Release for French Shareholders

A translation of this press release in the French language and with the
----------------------------------------------------------
financial statements expressed in euros is also available.

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                                    ILOG S.A.
                                    ---------
                Consolidated Statements of Income (unaudited)
                -------------------------------------------------
                      (in thousands, except per share data)


                                                          Three Months Ended                Year Ended
                                                          ------------------                ----------
                                                         June 30      June 30          June 30      June 30
                                                         -------      -------          -------      -------
                                                           2001         2000            2001         2000
                                                           ----         ----            ----         ----
Revenues:
  License fees                                          $  14,046    $  14,541        $  52,325   $  46,776
  Services                                                  7,082        6,333           26,831      24,519
                                                       ----------   ----------       ----------  ----------
     Total revenues                                        21,128       20,874           79,156      71,295
                                                       ----------   ----------       ----------  ----------

Cost of revenues

  License fees                                                229          159            1,258       1,065
  Services                                                  3,073        3,464           12,709      13,090
                                                       ----------   ----------       ----------  ----------
     Total cost of revenues                                 3,302        3,623           13,967      14,155
                                                       ----------   ----------       ----------  ----------

Gross profit                                               17,826       17,251           65,189      57,140
                                                       ----------   ----------       ----------  ----------

Operating expenses

  Marketing and selling                                    10,675       10,739           40,958      35,625
  Research and development                                  3,806        2,886           14,804      12,195
  General and administrative                                2,566        1,754            8,689       8,115
  Write-off of acquired intangibles                             -           66               20         253
                                                       ------------ ----------       ----------  ----------
    Total operating expenses                               17,047       15,445           64,471      56,188
                                                       ----------   ----------       ----------  ----------

Income from operations                                        779        1,806              718         952
Net interest income (expense) and other                       263          629              998         794
                                                       ----------   ----------       ----------  ----------
Income before taxation                                      1,042        2,435            1,716       1,746
Income taxes                                                  373          504              789         566
                                                       ----------   ----------       ----------  ----------

Net income after taxation                               $     669    $   1,931        $     927   $   1,180
                                                       ----------   ----------       ----------  ----------

Net earnings per share     - basic                      $    0.04    $    0.13        $    0.06   $    0.08
                           - fully diluted              $    0.04    $    0.10        $    0.05   $    0.07

Share and share equivalents used
  in per share calculations   - basic                      16,106       15,297           15,765      14,628
                           - fully diluted                 17,888       18,523           17,547      17,855



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                                    ILOG S.A.
                                    ---------
                Condensed Consolidated Balance Sheets (unaudited)
                -------------------------------------------------
                                 (in thousands)
                                 --------------

                                                                      June 30       June 30
                                                                      -------       -------
                                                                        2001         2000
                                                                        ----         ----
Assets
Current assets
  Cash and cash equivalents                                         $   20,870   $   20,316
  Accounts receivable                                                   22,215       23,393
  Other receivables and prepaid expenses                                 5,396        4,770
                                                                   -----------  -----------
     Total current assets                                               48,481       48,479

Property and equipment-net and other assets                              6,896        4,258
                                                                   -----------  -----------
     Total assets                                                   $   55,377   $   52,737
                                                                   -----------  -----------

Liabilities and Shareholders' Equity
Current Liabilities

  Accounts payable and accrued expenses                             $   16,242   $   15,937
  Current debt                                                           3,330        3,627
  Deferred revenue                                                       8,015        7,034
                                                                   -----------  -----------
     Total current liabilities                                          27,587       26,598

Long-term portion of debt                                                  262        2,057
                                                                   -----------  -----------
     Total liabilities                                                  27,849       28,655
                                                                   -----------  -----------

Shareholders' equity

   Paid-in capital                                                      73,972       68,565
   Accumulated deficit and currency translation adjustment             (46,444)     (44,483)
                                                                   ------------ ------------
     Total shareholders' equity                                         27,528       24,082
                                                                   -----------  -----------

     Total liabilities and shareholders' equity                     $   55,377   $   52,737
                                                                   -----------  -----------

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Discussion of Financial Highlights

Revenues and Gross Margin
-------------------------

Revenues in the June quarter grew by 1%, with license revenues decreasing by 3% and services revenues increasing by 12% over the same quarter in the preceding year. ILOG's revenues for the fiscal year grew by 11%, with license revenues increasing by 12% and services revenues by 9% over fiscal 2000.

Overall gross margin for the quarter was 84%, compared to 83% for the same period in the preceding year. For fiscal 2001, it was 82%, compared to 80% in fiscal 2000, reflecting service revenue margin improvement during the year. For the fourth quarter, license fees were 66% of revenues compared to 70% for the same period in the preceding year. For fiscal 2001, the figure remained stable at 66%.

Operating Expenses
------------------

Marketing and selling expenses for the quarter decreased by 1% compared to the same period in the prior year and increased by 15% in fiscal 2001 over 2000, and is consistent with revenue trends.

Research and development expenses for the quarter, net of government funding, increased by 32% over the same period in the prior year, and went up 21% for fiscal 2001 over fiscal 2000, which reflects headcount growth of R&D staff during the year and a reduction in government funding. Government research and development funding in the quarter was $0.2 million compared to $0.5 million for the same period in the preceding year. The 2001 fiscal year funding amount was $0.8 million compared to $0.9 million in the prior year.

General and administrative expenses for the quarter increased by 46% over the same period in the prior year, and increased by 7% in fiscal 2001 over 2000. The increase in general and administrative expenses in the quarter reflects additional bad debt provisions found necessary in light of current economic conditions.

Other Income (expense) and Income Taxes
---------------------------------------

Net interest and other income (expense) for the quarter decreased to $0.3 million from $0.6 million in the prior-year period, and for the year, increased from $0.8 million to $1.0 million. The variations in other income (expense) are due to exchange gains and losses.

Income tax expense in the quarter decreased to $0.4 million from $0.5 million in the prior year. In fiscal 2001, it increased to $0.8 million from $0.6 million in 2000 due local variations in taxation at certain ILOG sales subsidiaries.

Balance Sheet
-------------

Cash on June 30, 2001 increased to $20.9 million from $20.3 million on June 30, 2000. Days sales outstanding of receivables on June 30, 2001 were 95 days compared to 101 in the prior year. Deferred revenues during the year increased to $8.0 million on June 30 compared to $7.0 million in the previous year, reflecting increased maintenance billings.

Fixed assets and other assets during the year increased to $6.9 million on June 30, 2001 from $4.3 million in the prior year due to major investments during the year in customer relationship and information management systems. Long-term debt during the year was reduced to $0.3 million from $2.1 million with the repayment of certain loans related to the 1998 CPLEX(R) acquisition. Shareholders' equity increased to $27.5 million on June 30, 2001 from $24.1 million in the prior year, reflecting cash received from the purchase of shares under employee share purchase plans during the year.

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Forward-Looking Information

This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the telecommunication, supply chain, financial services and other software markets, the success of the company's ISV distribution strategy, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues, the ability of the company to contain costs and improve profitability, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 2000, which is on file with the United States Securities and Exchange Commission.

                                       ###

ILOG and CPLEX are registered trademarks and ILOG JRules, ILOG JViews, ILOG OPL Studio and ILOG JConfigurator are trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.